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2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

10 January 2007

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

Dear Sir,

We are pleased to enclose copy of announcement, dated 9 January 2007, for your information:

City e-Solutions Limited
– Continuing Connected Transaction: Provision of Property Management Services

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

Dlw 1/25

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City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

CONTINUING CONNECTED TRANSACTION: PROVISION OF PROPERTY MANAGEMENT SERVICES

The Board wishes to announce that Richfield, an indirect non-wholly owned subsidiary of the Company, had on 3 January 2007 received four property management agreements signed and returned by the Owners all dated 27 December 2006, pursuant to which Richfield has agreed to provide the Property Management Services to the Owners in relation to the Hotels for a period of three years, commencing from 1 January 2007.

The Company is held as to about 52% by CDL (a controlling shareholder of the Company), which in turn holds about 52% in M&C. The Owners, being indirect wholly-owned subsidiaries of M&C, are accordingly associates of CDL under the Listing Rules and hence connected persons of the Company for the purpose of the Listing Rules. The provision of the Property Management Services constitutes continuing connected transaction for the Company under the Listing Rules.

As the percentage ratios (other than the profit ratio) represented by the Annual Cap in each of the following three financial years ending 31 December 2009 are less than 25% and HK$10 million as set out in Rule 14A.34 of the Listing Rules, the provision of the Property Management Services is subject to announcement, reporting and annual review requirements, but are exempt from independent shareholders' approval.

INTRODUCTION

The Board wishes to announce that Richfield, an indirect non-wholly owned subsidiary of the Company, had on 3 January 2007 received four property management agreements signed and returned by the Owners all dated 27 December 2006, pursuant to which Richfield has agreed to provide the Property Management Services to the Owners in relation to the Hotels for a period of three years, commencing from 1 January 2007. The material terms of the Management Agreements are summarised below.

MANAGEMENT AGREEMENTS

Date: 27 December 2006

Parties:
(i) Richfield
(ii) RHM Wynfield LLC., Lakeside Operating Partnership, L.P., Avon Wynfield LLC and RHM Aurora LLC (collectively, the "Owners")

The Owners are registered owners of the Hotels and indirect wholly-owned subsidiaries of M&C. M&C is in turn held as to about 52% by CDL, a controlling shareholder of the Company. Accordingly, the Owners are associates of CDL under the Listing Rules and hence connected persons of the Company for the purpose of the Listing Rules.

Term: Three years from 1 January 2007

The Hotels: The Property Management Services will be provided to the following hotels (collectively, the "Hotels"):
(i) Wynfield Inn Orlando Convention Center ("Wynfield Inn") in Florida;
(ii) Best Western Lakeside ("Best Western") in Florida;
(iii) Comfort Inn Avon ("Comfort Inn") in Colorado; and
(iv) Pine Lake Trout Club ("Pine Lake") in Ohio.

Pricing: The Property Management Services will be provided at the following rates:
(i) Wynfield Inn — a fixed fee of US$4,500 (about HK$36,000) per month;
(ii) Best Western — 2% of Best Western's gross revenue, to be invoiced by Richfield on a monthly basis;
(iii) Comfort Inn — 2% of Comfort Inn's gross revenue, to be invoiced by Richfield on a monthly basis; and
(iv) Pine Lake — 2% of Pine Lake's gross revenue, to be invoiced by Richfield on a monthly basis.

The service fee has been arrived at after arm's length negotiations between the parties taking into account the internal resources and costs required of the Group to deliver the Property Management Services.

REASONS FOR, AND BENEFITS OF, ENTERING INTO THE MANAGEMENT AGREEMENTS

The Group's principal business includes investment holding, provision of hospitality solutions, hotel management services, reservation services, risk management services, revenue management consulting, accounting and payroll services and procurement services. In connection with the hotel management services, the Group currently operates 24 hotels in the Unites States representing in excess of 5,600 rooms under brand names from the leading hotel franchise companies including Hilton, Starwood, Intercontinental and Choice. It also operates several independent (non-brand affiliated) properties.

In line with its stated principal business mentioned above, the Group has been providing property management services to the M&C Group since the beginning of 2002. For the two years ended 31 December 2005 and the six months ended 30 June 2006, service fee receivable by the Group in connection with provision of property management services to the M&C Group amounted to approximately HK$4,900,000, HK$4,094,000 and HK$1,461,000 respectively. Such revenues fall within the annual cap (i.e. HK$9.5 million for each financial year) as set out by the Company in its announcement dated 11 June 2004 and represent about 6.8%, 4.8% and 4.4% of the turnovers of the Group for the relevant periods.

The Board considers it to be in the interests of the Group to continue to provide the Property Management Services to the M&C Group as it enables the Group to strengthen its core business by enhancing its reputation as a superior multi-property operator through the provision of these hotel management services to this wider range of non-branded and branded properties and, also broaden its income base.

The Annual Cap for the provision of the Property Management Services is HK$5,000,000 for each of the three financial years ending 31 December 2009. The Annual Cap is determined by reference to the service fee payable by the M&C Group to Richfield for the year ended 31 December 2005 and the six months ended 30 June 2006, and the estimated revenue growth of the Hotels in the forthcoming years.

The Directors (including the independent non-executive Directors) consider that the Management Agreements are on normal commercial terms and the provision of the Property Management Services is in the ordinary and usual course of business of the Group. They are also of the view that the terms of the Management Agreements as well as the amount of the Annual Cap are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

The Company is held as to about 52% by CDL, a controlling shareholder of the Company, which in turn holds about 52% in M&C. The Owners, being indirect wholly-owned subsidiaries of M&C, are accordingly associates of CDL and hence connected persons of the Company under the Listing Rules.

The Property Management Services will be provided on a recurring basis under the Management Agreements, thus constituting continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules. As the percentage ratios (other than the profit ratio) represented by the Annual Cap in each of the following three financial years ending 31 December 2009 are less than 25% and HK$10 million as set out in Rule 14A.34 of the Listing Rules, the provision of the Property Management Services is subject to announcement, reporting and annual review requirements, but are exempt from independent shareholders' approval.

Details of such continuing connected transaction will also be disclosed in the annual reports of the Company in compliance with the Listing Rules and other applicable regulatory requirements.

If the service fee received by Richfield for any particular financial year during the term of the Management Agreements exceeds the Annual Cap, the Company must re-comply with Rules 14A.35(3) and (4) of the Listing Rules.

DEFINITIONS

In this announcement, the following terms shall have the meanings set opposite them unless the context otherwise requests:

"Annual Cap"	in relation to any financial year of the Company, the maximum annual amount of service fee expected to be received by the Group from the M&C Group in connection with the provision of the Property Management Services
"Board"	the board of directors of the Company
"CDL"	City Developments Limited, a company incorporated in the Republic of Singapore, whose shares are listed on the Singapore Exchange Securities Trading Limited, a controlling Shareholder holding about 52% of the issued share capital of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange and owned as to about 52% by CDL
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"M&C"	Millennium & Copthorne Hotels plc, a public company incorporated in England and Wales, whose shares are listed on the London Stock Exchange Limited and indirectly owned as to about 52% by CDL
"M&C Group"	M&C and its subsidiaries
"Management Agreements"	the management agreements entered into between Richfield and the Owners all dated 27 December 2006
"Property Management Services"	the property management services to be provided by Richfield to the Owners in relation to the Hotels as contemplated under the Management Agreements
"Richfield"	Richfield Hospitality, Inc., a Colorado corporation and an indirect non-wholly owned subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 8 January 2007

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

For the purpose of this announcement, the translationof US$ into HK$ is based on the approximate exchange rate of US$1.00 = HK$7.80.